American National Bankshares Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share data)
Unaudited

	December 31	
ASSETS	2008	2007
Cash and due from banks	$ 15,909	$ 18,155
Interest-bearing deposits in other banks	8,189	149
Securities available for sale, at fair value	133,695	145,159
Securities held to maturity	7,121	11,990
Total securities	140,816	157,149
Loans held for sale	1,764	1,368
Loans, net of unearned income	571,110	551,391
Less allowance for loan losses	(7,824)	(7,395)
Net Loans	563,286	543,996
Premises and equipment, net	17,431	13,348
Other real estate owned	4,311	632
Goodwill	22,468	22,468
Core deposit intangibles, net	2,075	2,452
Accrued interest receivable and other assets	12,935	12,571
Total assets	$ 789,184	$ 772,288
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Demand deposits -- noninterest-bearing	$ 95,703	$ 99,231
Demand deposits -- interest-bearing	116,132	104,751
Money market deposits	56,615	50,254
Savings deposits	59,624	62,400
Time deposits	261,064	264,585
Total deposits	589,138	581,221
Short-term borrowings:		
Customer repurchase agreements	51,741	47,891
Other short-term borrowings	7,850	7,200
Long-term borrowings	13,787	8,937
Trust preferred capital notes	20,619	20,619
Accrued interest payable and other liabilities	3,749	4,909
Total liabilities	686,884	670,777
Shareholders' equity:		
Common stock, $1 par, 10,000,000 shares authorized,		
6,085,628 shares outstanding at December 31, 2008 and		
6,118,717 shares outstanding at December 31, 2007	6,086	6,119
Capital in excess of par value	26,491	26,425
Retained earnings	71,090	69,409
Accumulated other comprehensive income (loss), net	(1,367)	(442)
Total shareholders' equity	102,300	101,511
Total liabilities and shareholders' equity	$ 789,184	$ 772,288

American National Bankshares Inc. and Subsidiaries
Consolidated Statements of Income
(Dollars in thousands, except share and per share data)
Unaudited

	Three Months Ended December 31		Twelve Months Ended December 31	
	2008	2007	2008	2007
Interest and Dividend Income:				
Interest and fees on loans	$ 8,594	$ 10,506	$ 35,941	$ 41,499
Interest and dividends on securities:				
Taxable	1,151	1,185	4,795	4,409
Tax-exempt	381	431	1,621	1,690
Dividends	23	74	214	320
Other interest income	76	104	301	679
Total interest and dividend income	10,225	12,300	42,872	48,597
Interest Expense:				
Interest on deposits	2,737	3,888	12,280	15,535
Interest on short-term borrowings	289	492	1,629	1,860
Interest on long-term borrowings	134	119	557	602
Interest on trust preferred capital notes	343	343	1,373	1,373
Total interest expense	3,503	4,842	15,839	19,370
Net Interest Income	6,722	7,458	27,033	29,227
Provision for loan losses	600	100	1,620	403
Net Interest Income After Provision				
for Loan Losses	6,122	7,358	25,413	28,824
Noninterest Income:				
Trust fees	770	914	3,467	3,578
Service charges on deposit accounts	555	653	2,324	2,531
Other fees and commissions	235	195	857	786
Mortgage banking income	155	195	788	954
Brokerage fees	61	111	431	550
Securities gains (losses), net	-	1	(195)	135
Impairment of securities	-	(362)	(255)	(362)
Other	99	196	496	650
Total noninterest income	1,875	1,903	7,913	8,822
Noninterest Expense:				
Salaries	2,376	2,404	9,792	9,688
Employee benefits	789	585	3,001	2,749
Occupancy and equipment	909	967	3,701	3,527
Bank franchise tax	172	165	694	663
Core deposit intangible amortization	94	94	377	377
Other	1,207	1,114	4,559	4,322
Total noninterest expense	5,547	5,329	22,124	21,326
Income Before Income Taxes	2,450	3,932	11,202	16,320
Income Taxes	767	1,157	3,181	4,876
Net Income	$ 1,683	$ 2,775	$ 8,021	$ 11,444
Net Income Per Common Share:				
Basic	$ 0.28	$ 0.45	$ 1.32	$ 1.86
Diluted	$ 0.28	$ 0.45	$ 1.31	$ 1.86
Average Common Shares Outstanding:				
Basic	6,086,868	6,117,571	6,096,649	6,139,095
Diluted	6,090,844	6,133,807	6,105,154	6,161,825

Financial Highlights
American National Bankshares Inc. and Subsidiaries
(Dollars in thousands, except share data, unaudited)

	4th Qtr 2008	3rd Qtr 2008	4th Qtr 2007	YTD 2008	YTD 2007
EARNINGS					
Interest income	$ 10,225	$ 10,599	$ 12,300	$ 42,872	$ 48,597
Interest expense	3,503	3,743	4,842	15,839	19,370
Net interest income	6,722	6,856	7,458	27,033	29,227
Provision for loan losses	600	280	100	1,620	403
Noninterest income	1,875	2,062	1,903	7,913	8,822
Noninterest expense	5,547	5,485	5,329	22,124	21,326
Income taxes	767	929	1,157	3,181	4,876
Net income	1,683	2,224	2,775	8,021	11,444
PER COMMON SHARE					
Earnings per share - basic	$ 0.28	$ 0.36	$ 0.45	$ 1.32	$ 1.86
Earnings per share - diluted	0.28	0.36	0.45	1.31	1.86
Cash dividends declared	0.23	0.23	0.23	0.92	0.91
Book value per share	16.81	16.86	16.59	16.81	16.59
Book value per share - tangible (a)	12.78	12.82	12.52	12.78	12.52
Closing market price	17.00	18.00	19.97	17.00	19.97
FINANCIAL RATIOS					
Return on average assets	0.86%	1.13%	1.44%	1.02%	1.48%
Return on average equity	6.53	8.72	11.05	7.79	11.69
Return on average tangible equity (b)	8.90	11.84	15.05	10.60	16.09
Average equity to average assets	13.13	12.97	12.99	13.10	12.65
Net interest margin, taxable equivalent	3.85	3.90	4.31	3.87	4.24
Efficiency ratio	62.36	59.51	53.58	60.83	54.44
Effective tax rate	31.31	29.46	29.43	28.40	29.88
PERIOD-END BALANCES					
Securities	$ 140,816	$ 141,247	$ 157,149	$ 140,816	$ 157,149
Loans held for sale	1,764	2,269	1,368	1,764	1,368
Loans, net of unearned income	571,110	576,598	551,391	571,110	551,391
Goodwill and other intangibles	24,543	24,637	24,920	24,543	24,920
Assets	789,184	800,645	772,288	789,184	772,288
Assets - tangible (a)	764,641	776,008	747,368	764,641	747,368
Deoposits	589,138	589,087	581,221	589,138	581,221
Customer repurchase agreements	51,741	44,951	47,891	51,741	47,891
Other short-term borrowings	7,850	25,920	7,200	7,850	7,200
Long-term borrowings	34,406	34,444	29,556	34,406	29,556
Shareholders' equity	102,300	102,714	101,511	102,300	101,511
Shareholders' equity - tangible (a)	77,757	78,077	76,591	77,757	76,591
AVERAGE BALANCES					
Securities	$ 137,947	$ 141,697	$ 148,741	$ 145,371	$ 147,480
Loans held for sale	1,669	1,986	1,211	1,869	1,842
Loans, net of unearned income	571,081	572,196	553,900	565,530	547,934
Interest-earning assets	720,197	724,368	713,270	722,009	710,687
Goodwill and other intangibles	24,600	24,695	24,957	24,736	25,098
Assets	785,182	786,804	773,228	785,868	773,639
Assets - tangible (a)	760,582	762,109	748,271	761,132	748,541
Interest-bearing deposits	491,701	480,133	484,395	483,544	488,209
Deposits	590,196	577,263	586,545	581,701	590,212
Customer repurchase agreements	49,868	51,038	51,562	52,264	48,088
Other short-term borrowings	6,788	17,589	340	9,818	346
Long-term borrowings	34,436	34,474	29,586	34,235	32,245
Shareholders' equity	103,126	102,052	100,481	102,917	97,854
Shareholders' equity - tangible (a)	78,526	77,357	75,524	78,181	72,756

Financial Highlights
American National Bankshares Inc. and Subsidiaries

(Dollars in thousands, except share data, unaudited)	4th Qtr 2008	3rd Qtr 2008	4th Qtr 2007	YTD 2008	YTD 2007
CAPITAL					
Average shares outstanding - basic	6,086,868	6,093,851	6,117,571	6,096,649	6,139,095
Average shares outstanding - diluted	6,090,844	6,100,089	6,133,807	6,105,154	6,161,825
Shares repurchased	7,100	7,850	8,700	46,150	61,900
Average price of shares repurchased	$ 16.40	$ 17.42	$ 21.93	$ 19.58	$ 21.96
ALLOWANCE FOR LOAN LOSSES					
Beginning balance	$ 8,083	$ 7,932	$ 7,334	$ 7,395	$ 7,264
Provision for loan losses	600	280	100	1,620	403
Charge-offs	(1,012)	(179)	(84)	(1,564)	(515)
Recoveries	153	50	45	373	243
Ending balance	$ 7,824	$ 8,083	$ 7,395	$ 7,824	$ 7,395
LOANS					
Construction and land development	$ 63,361	$ 65,826	$ 69,803	$ 63,361	$ 69,803
Commercial real estate	207,160	208,046	198,332	207,160	198,332
Residential real estate	136,480	139,683	133,899	136,480	133,899
Home equity	57,170	55,665	48,313	57,170	48,313
Commercial and industrial	98,546	99,139	91,028	98,546	91,028
Consumer	8,393	8,239	10,016	8,393	10,016
Total	$ 571,110	$ 576,598	$ 551,391	$ 571,110	$ 551,391
NONPERFORMING ASSETS AT PERIOD-END					
Nonperforming loans:					
90 days past due	$ -	$ -	$ -	$ -	$ -
Nonaccrual	2,845	6,674	2,639	2,845	2,639
Foreclosed real estate	4,311	707	632	4,311	632
Nonperforming assets	$ 7,156	$ 7,381	$ 3,271	$ 7,156	$ 3,271
ASSET QUALITY RATIOS					
Annualized net chargeoffs to average loans	0.60%	0.09%	0.03%	0.21%	0.05%
Nonperforming assets to total assets	0.91	0.92	0.42	0.91	0.42
Nonperforming loans to total loans	0.50	1.16	0.48	0.50	0.48
Allowance for loan losses to toal loans	1.37	1.40	1.34	1.37	1.34
Allowance for loan losses to nonperforming loans	275.01	121.11	280.22	275.01	280.22
OTHER DATA					
Fiduciary assets at period-end (c)	$ 326,614	$ 368,341	$ 404,478	$ 326,614	$ 404,478
Retail brokerage assets at period-end (c)	$ 84,348	$ 91,026	$ 95,539	$ 84,348	$ 95,539
Number full time-time equivalent employees	258	258	263	258	259
Number of full service offices	20	20	19	20	19
Number of loan production offices	1	1	1	1	1
Number of ATM's	24	23	23	24	23

Notes:

(a) - Excludes goodwill and other intangible assets
(b) - Excludes amortization expense, net of tax, of intangible assets
(c) - Market value

Net Interest Income Analysis
For the Three Months Ended December 31, 2008 and 2007
(in thousands, except yields and rates)

	Average Balance		Interest Income/Expense		Yield/Rate	
	2008	2007	2008	2007	2008	2007
Loans:						
Commercial	$ 93,548	$ 88,330	$ 1,296	$ 1,694	5.54%	7.67%
Real Estate	470,968	456,583	7,132	8,596	6.06	7.53
Consumer	8,234	10,198	189	233	9.18	9.14
Total loans	572,750	555,111	8,617	10,523	6.02	7.58
Securities:						
Federal agencies	43,373	58,408	533	695	4.92	4.76
Mortgage backed	46,237	36,499	581	463	5.03	5.07
State and municipal	43,180	47,272	595	644	5.51	5.45
Other securities	5,157	6,562	34	96	2.64	5.85
Total securities	137,947	148,741	1,743	1,898	5.05	5.10
Deposits in other banks	9,500	9,418	76	104	3.20	4.42
Total interest-earning assets	720,197	713,270	10,436	12,525	5.80	7.02
Non-earning assets	64,985	59,958				
Total assets	$ 785,182	$ 773,228				
Deposits:						
Demand	$ 112,556	$ 102,991	203	305	0.72	1.18
Money market	57,514	52,740	232	345	1.61	2.62
Savings	60,169	63,236	55	160	0.37	1.01
Time	261,462	265,428	2,247	3,078	3.44	4.64
Total deposits	491,701	484,395	2,737	3,888	2.23	3.21
Customer repurchase agreements	49,868	51,562	274	488	2.20	3.79
Other short-term borrowings	6,788	340	15	4	0.88	4.71
Long-term borrowings	34,436	29,586	477	462	5.54	6.25
Total interest-bearing liabilities	582,793	565,883	3,503	4,842	2.40	3.42
Noninterest-bearing demand deposits	98,495	102,150				
Other liabilities	768	4,714				
Shareholders' equity	103,126	100,481				
Total liabilities and shareholders' equity	$ 785,182	$ 773,228				
Interest rate spread					3.40%	3.60%
Net interest margin					3.85%	4.31%
Net interest income (taxable equivalent basis)			6,933	7,683		
Less: Taxable equivalent adjustment			211	225		
Net interest income			$ 6,722	$ 7,458		

Net Interest Income Analysis
For the Years Ended December 31, 2008 and 2007
(in thousands, except yields and rates)

	Average Balance		Interest Income/Expense		Average Yield/Rate	
	2008	2007	2008	2007	2008	2007
Loans:						
Commercial	$ 91,117	$ 89,673	$ 5,515	$ 6,980	6.05%	7.78%
Real Estate	467,508	449,683	29,712	33,621	6.36	7.48
Consumer	8,774	10,420	795	975	9.06	9.36
Total loans	567,399	549,776	36,022	41,576	6.35	7.56
Securities:						
Federal agencies	45,660	68,521	2,215	3,032	4.85	4.42
Mortgage-backed	47,997	25,406	2,433	1,255	5.07	4.94
State and municipal	45,573	46,069	2,505	2,530	5.50	5.49
Other	6,141	7,484	277	438	4.51	5.85
Total securities	145,371	147,480	7,430	7,255	5.11	4.92
Deposits in other banks	9,239	13,431	301	679	3.26	5.06
Total interest earning assets	722,009	710,687	43,753	49,510	6.06	6.97
Nonearning assets	63,859	62,952				
Total assets	$ 785,868	$ 773,639				
Deposits:						
Demand	$ 109,492	$ 107,834	803	1,550	0.73%	1.44%
Money market	53,659	52,843	1,011	1,429	1.88	2.70
Savings	61,620	66,246	331	845	0.54	1.28
Time	258,773	261,286	10,135	11,711	3.92	4.48
Total deposits	483,544	488,209	12,280	15,535	2.54	3.18
Customer repurchase agreements	52,264	48,088	1,377	1,841	2.63	3.83
Other short-term borrowings	9,818	346	252	19	2.57	5.49
Long-term borrowings	34,235	32,245	1,930	1,975	5.64	6.12
Total interest bearing liabilities	579,861	568,888	15,839	19,370	2.73	3.40
Non interest bearing demand deposits	98,157	102,003				
Other liabilities	4,933	4,894				
Shareholders' equity	102,917	97,854				
Total liabilities and shareholders' equity	$ 785,868	$ 773,639				
Interest rate spread					3.33%	3.57%
Net interest margin					3.87%	4.24%
Net interest income (taxable equivalent basis)			27,914	30,140		
Less: Taxable equivalent adjustment			881	913		
Net interest income			$ 27,033	$ 29,227		